[redacted]

12013932

SEC
Mail Processing
Section

FEB 27 2012

Washington, DC
123

AB 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIT Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Landmark Square. Suite 620
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Drew J. Otocka, Managing Principal — (203) 588-9660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

✓ Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Drew J. Otocka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIT Associates, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

CHRISTINE A. DORVIL
NOTARY PUBLIC
State of Connecticut
My Commission Expires
April 30, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

MIT ASSOCIATES, LLC

Report Pursuant to Rule 17a-5(d) of
the Securities and Exchange Commission

Years Ended December 31, 2011 and 2010

DH
L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.

Certified Public Accountants / Business Consultants

Financial Statements

MIT ASSOCIATES, LLC

Report Pursuant to Rule 17a-5(d) of
the Securities and Exchange Commission

Years Ended December 31, 2011 and 2010

MIT ASSOCIATES, LLC

Years Ended December 31, 2011 and 2010

CONTENTS

Page

DH
L&S

Dworken, Hillman, LaMorte & Sterczala, P.C.
Certified Public Accountants / Business Consultants

Jennifer S. Bull, CPA
James G. Cosgrove, CPA
Walter R. Fulton, CPA
Michael F. Ganino, CPA
Eric N. Hendlin, CPA
William C. Lesko, CPA
Alberto C. Martins, CPA
Paul M. Sterczala, CPA
Joseph A. Verrilli, CPA

Independent Auditors' Report

Members
MIT Associates, LLC
Stamford, Connecticut

We have audited the accompanying statements of financial condition of MIT Associates, LLC as of December 31, 2011 and 2010, and the related statements of income, changes in members' equity, and cash flows for the years then ended that are filed pursuant to Rule17 a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MIT Associates, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 9 as required by Rule 17 a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Dworken, Hillman, LaMorte & Sterczala, P.C.

Shelton, Connecticut
February 18, 2012

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

MIT ASSOCIATES, LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2011	December 31, 2010
Assets		
Current assets:		
Cash	**$492,656**	$195,428
Accounts receivable (Note 3)	**288,261**	546,904
Prepaid expenses	**105,729**	43
Total current assets	**886,646**	742,375
Property and equipment (Note 2)	**8,591**	
Total Assets	**$895,237**	$742,375
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable and accrued expenses	**$ 5,796**	$ 69,627
Members' equity	**889,441**	672,748
Total Liabilities and Members' Equity	**$895,237**	$742,375

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENTS OF INCOME

	Year Ended December 31, 2011	2010
Revenue (Note 3):		
Fee income	**$1,584,488**	$1,158,592
Expenses:		
Office payroll	**1,080,210**	75,675
Insurance	**84,261**	80,370
Payroll taxes	**43,833**	6,280
Occupancy costs	**39,903**	60,945
Professional fees and consulting	**38,758**	44,945
Computer support services	**19,101**	17,855
Travel and entertainment	**12,873**	22,168
Dues and subscriptions	**12,188**	9,362
Telephone	**8,642**	8,290
Licenses and permits	**7,868**	1,180
Research and marketing	**7,000**	125,499
Printing and reproduction	**4,922**	2,378
Office expenses	**4,383**	15,756
Miscellaneous	**2,195**	5,278
Depreciation and amortization	**1,053**	
Conferences, seminars and meetings	**799**	749
Broker fees	**547**	3,369
	1,368,536	480,099
Income from operations	**215,952**	678,493
Other income:		
Interest and other income	**741**	330
Net income	**$ 216,693**	$ 678,823

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Members' equity, January 1, 2010	$218,925
Net income	678,823
Members' distributions	(225,000)
Members' equity, December 31, 2010	672,748
Net income	216,693
Members' equity, December 31, 2011	$889,441

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2011	**2010**
Cash flows from operating activities:		
Net income	**$216,693**	$678,823
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	**1,053**	
Changes in operating assets and liabilities:		
Accounts receivable	**258,643**	(472,022)
Prepaid expenses	**(105,686)**	5,055
Accounts payable and accrued expenses	**(63,832)**	42,406
Net cash provided by operating activities	**306,871**	254,262
Cash flows from investing activities:		
Capital expenditures	**(9,643)**	
Net cash used in investing activities	**(9,643)**	
Cash flows from financing activities:		
Member distributions		(225,000)
Net cash used in financing activities		(225,000)
Net change in cash	**297,228**	29,262
Cash, beginning	**195,428**	166,166
Cash, ending	**$492,656**	$195,428

See notes to financial statements.

MIT ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010

1. **Description of the Company and summary of significant accounting policies:**

Description of Company:

MIT Associates, LLC ("the Company") was formed as a limited liability company and is registered as a limited purpose broker dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended. The Company provides consulting, advisory, and private placement services to alternative asset investment managers.

The Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

During 2011, the Company entered into a marketing joint venture agreement with Hudson Partners Group, LLC and conducts its business under the "Hudson Partners Group, LLC" trade name.

Significant accounting policies:

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash:

The Company has deposits from time to time, in financial institutions in excess of the insured deposit amount. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts receivable:

The Company continuously monitors the creditworthiness of clients and, if applicable, establishes an allowance for amounts that may become uncollectible in the future based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues.

1. **Description of the Company and summary of significant accounting policies** (continued):

Equipment and improvements:

Equipment and improvements are stated at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets for financial statement purposes and for tax purposes.

Revenue recognition:

Management fee, finder fee, and performance fee revenue is recognized in the period in which the fee is earned.

Employee benefit plan:

The Company maintains a qualified profit sharing plan covering employees who are over the age of twenty-one with at least one year of service. No employee contributions are allowed. The Company may make a discretionary contribution, as authorized, which must be the same percentage of compensation for all participants. There were no contributions by the Company in 2011 and 2010.

Income taxes:

The Company is a limited liability company that has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax returns of the members for federal and state tax purposes.

2. **Property and equipment:**

	December 31.	
	2011	**2010**
Office equipment	**$ 37,548**	$ 27,904
Furniture and fixtures	**76,858**	76,858
	114,406	104,762
Less accumulated depreciation	**(105,815)**	(104,762)
	$ 8,591	$ 0

3. **Concentrations:**

Approximately 98% and 94% of Company revenues were from two clients in 2011 and 2010. The Company had outstanding accounts receivable from these clients of approximately $260,600 and $532,600 at December 31, 2011 and 2010, respectively.

4. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

5. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $487,005, which exceeded the minimum requirement of $5,000 by $482,005. At December 31, 2010, the Company had net capital of $126,727, which exceeded the minimum requirement of $5,000 by $121,727. The Company's ratio of total aggregate indebtedness to net capital was .01 to 1 in 2011 and .55 to 1 in 2010.

6. **Subsequent events:**

Management has evaluated subsequent events through February 18, 2012, the date which the financial statements were available for issue.

MIT ASSOCIATES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

	December 31, 2011	December 31, 2010
Credits:		
Members' equity	**$889,441**	$672,748
Less non-allowable assets:		
Accounts receivable	**288,116**	545,978
Prepaid expenses	**105,729**	43
Property and equipment	**8,591**	
	402,436	546,021
Net capital	**487,005**	126,727
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000)	**5,000**	5,000
Excess of net capital over minimum requirements	**$482,005**	$121,727
Aggregate indebtedness:		
Accounts payable and accrued expenses	**5,796**	69,627
Total aggregate indebtedness	**$ 5,796**	$ 69,627
Ratio of total aggregate indebtedness to net capital	**.01 to 1**	.55 to 1

Note: There are no differences between the above calculation of net capital pursuant to Rule 15c3-1 included in this report and the computation included in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2011.

DH
L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

**Report of Independent Auditors on
Internal Controls Required by SEC Rule 17a-5**

Members
MIT Associates, LLC
Stamford, Connecticut

In planning and performing our audit of the financial statements of MIT Associates, LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shelton, Connecticut
February 18, 2012

Dworken, Hillman, LaMorte & Sterczala, P.C.